SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly Held Company	CONSTRUTORA TENDA S.A. CNPJ n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly Held Company

MATERIAL FACT

São Paulo, October 20, 2014 – In compliance with CVM Instruction nº 358/2002, GAFISA S.A. ("Company") hereby informs its shareholders and the market, in accordance with the provisions of CVM Instruction nº 384/2003 and BOVESPA Resolution nº 293/2003, of the revision to its guidance ("Guidance") regarding launches for this year.

In line with our commitment to transparency, capital discipline and value generation to shareholders, the Company is lowering its guidance for 2014 expected launches for the Gafisa segment. Despite having projects already approved and ready for launch through the end of the year, the Company believes that, based on the continuing uncertainties of the current economic environment, these launches should be postponed to 2015. The launch guidance for the Gafisa segment has been lowered to R$1.1 to R$1.2 billion. During the first nine months of the year, the Gafisa segment already completed R$1.023 billion of launches, reaching 89.0% of the midpoint of the newly established guidance. Thus, throughout this last quarter of the year, given the lower launch volume compared to previous quarters, the Gafisa segment will redouble its focus on selling already launched developments/inventory. Tenda segment launch guidance remains unchanged at R$600 to R$800 million.

Due to the lower volume of launches now forecast for the Gafisa segment, the guidance for the ratio of Administrative Expenses to Launch Volumes, which was 7.5% for 2014, has been impacted. Despite the fact that projected administrative expenses for the year, and the basis for previous guidance, are within expectations, this guidance becomes not applicable for 2014.

Finally, Gafisa remains strongly committed to the recovery plan for its profitability level and focused on the generation of value for its shareholders.

The new amounts and guidance for 2014 are as follows:

Launches	Previous Guidance (2014)	Revision
Consolidated Launches	R$2.1 – R$2.5bn	R$1.7 – R$2.0bn
# Gafisa Launches	R$1.5 – R$1.7bn	R$1.1 – R$1.2bn
# Tenda Launches	R$600 – R$800m	R$600 – R$800m
Leverage	Guidance (2014)	Revision
Consolidated Data	55% - 65%	55% - 65%
Administrative Expenses / Launch Volume 2014	Previous Guidance (2014)	Revision
Gafisa	7.5%	Not applicable
Tenda	Not applicable	Not applicable
Administrative Expenses / Launch Volume 2015	Previous Guidance (2015)	Revision
Gafisa	7.5%	7.5%
Tenda	7.0%	7.0%
Return on Invested Capital (ROIC)	Guidance (3 years)	Revision
Gafisa	14% - 16%	14% - 16%
Tenda	14% - 16%	14% - 16%

Finally, it is worth highlighting that all the abovementioned assumptions are subject to change and involve risks and uncertainties that are beyond the Company’s control. Any changes in perception or in the abovementioned facts could mean that the results obtained may materially differ from the guidance. In that case, the guidance could be submitted to review.

São Paulo, October 20, 2014.

GAFISA S.A. André Bergstein Investor Relations Officer	CONSTRUTORA TENDA S.A. Felipe Cohen Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer